Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following communication was distributed to CBOT members after-hours on April 20, 2004.

April 20, 2004

Dear Members,

We wanted to deliver to you the Chicago Board of Trade’s strong first quarter earnings results. It is our belief that the numbers further highlight the sound financial position of the CBOT.

First quarter revenues rose 24 percent to $100.9 million from $81.5 million in the same period of 2003, with record quarterly trading volume contributing to revenue growth. Trading volume in the first quarter of this year was 136.6 million contracts, up 44 percent from 95.2 million contracts in the same period in 2003.

Net income for the quarter rose 9 percent to $16.2 million, compared with net income of $14.8 million in the first quarter of 2003. Operating income in the first quarter was $26.9 million, up from $25.7 million in the first quarter of 2003.

The exchange and its customers have reaped tremendous benefits from the successful implementation of the CME/CBOT Common Clearing Link and the migration to a premier electronic trading platform. Both of these standard-setting systems have further improved upon an already transparent and liquid trading environment for our market users, and at the same time, the new platform and CCL have fostered significant growth at the exchange.

In addition to the CBOT’s new electronic trading platform and the Common Clearing Link, prudent fiscal management and the establishment of a new source of revenue in clearing fees were also significant contributors to the exchange’s first quarter results. Clearly, the CBOT business model is one that works. We believe that this earnings report is another indication of the CBOT’s preparedness to overcome challenges that present themselves, today and in the long-term.

Exchange management and staff are constantly striving to continue our 156-year tradition of excellence through innovation, superior customer service and by upholding the highest standards of transparency and market integrity for which the CBOT is well known. If you have any further questions, please do not hesitate to contact one of us.

Regards,

Charles P. Carey	Bernard W. Dan
Chairman	President and CEO

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.